

Natalie Fairbourne · 2nd

Co-Founder and CPA at Yoodlize

Provo, Utah, United States · 106 connections · **Contact info**

 **Yoodlize**

 **Brigham Young University**

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Yoodlize - Do more with less
yoodlize.com

Yoodlize is a peer-to-peer rental platform that connects people to things. We can't own everything, but collectively we do. Imagine what you could Yoodlize. Find your thing today.

Activity

107 followers



I am so excited to work with Jason and Jeremy on Yoodlize, they are both so...

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I am so excited! Let the snowball ro

Natalie commented

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Experience



Co-Founder and CPO
Yoodlize
Jun 2019 – Present · 1 yr 11 mos
Provo, Utah, United States

Yoodlize is an online peer to peer marketplace app where you can making money on the things you already own by renting them out, and also save money by renting the things you don't own instead of buying. I am the Co-founder, and current over product design, operations and customer support.



Founder
Bee's Kitchen
Oct 2018 – Present · 2 yrs 7 mos
Provo, Utah Area

I can fully manage your kitchen, from employees, menu planning and inventory management. We can keep your employees or clients, happy, healthy and well fed. We only offer fresh, from scratch menus that appeal to everyone. Our major client is Ardu Recovery Center in Provo, UT.

Co-Founder
Bestway Supermarket Mtaani
Sep 2015 – Mar 2018 · 2 yrs 7 mos
Mombasa, Kenya

Bestway is s startup mini supermarket chain that services the general population in Mombasa. We currently have 2 locations, and are seeking funding for scaling across Kenya.

Senior Finance Manager

Bamba Water
Aug 2013 – Mar 2018 · 4 yrs 8 mos
Mombasa, Kenya

Bamba Water is a company that produces and distributes high quality, low cost drinking water. I developed all systems to insure best accounting practices and cash flow management are being followed. I created the inventory management and auditing systems to reduce theft and leakage of assets. I oversaw all of budgeting and financial projections.



Business Development
Motiis
Jul 2013 – Feb 2018 · 4 yrs 8 mos
Mombasa, Kenya

Motiis is a holding company that seeks for-profit opportunities in developing markets. I analyze the financial viability of opportunities, build the financial modeling, and create systems for accurate accounting and auditing practices.

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Education

Brigham Young University

English Language and Literature, General

1997 – 2001



